SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March, 2003

SHELL CANADA LIMITED

(Translation of registrant’s name into English)

400 – 4 Avenue S.W., Calgary, Alberta. T2P 0J4

(Address of principal executive offices)

     (indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F [   ]        Form 40-F [X]

     (indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the infomation to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes [   ]        No [X]

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SHELL CANADA LIMITED (Registrant)

Date: March 10, 2003	By: “H.W. LEMIEUX” (Signature)

H.W. Lemieux, Vice President (Name and Title)

By: “J.M. COULL” (Signature)

J.M. Coull, Assistant Secretary (Name and Title)

FORM:3	Company Name: SHELL CANADA LIMITED	Stock Symbol: SHC

CHANGE IN OFFICERS DIRECTORS TRUSTEES

A separate Form per individual should be completed. If there are multiple changes, copy and paste electronically or photocopy the form.

Identity of the Individual

Mr	Weston	David	M.

CIVIL TITLE (e.g. MR., MS, MRS.)	SURNAME	FIRST NAME	MIDDLE NAME(S)

CHECK HERE ☒	Addition (new appointment)

	Position -identify position(s) now held, or to be held, by the individual	Effective Date of Change

	Senior Vice President — Products	2003-03-01

CHECK HERE ☐	Deletion (termination or resignation)

	Position -identify position(s) from which the individual resigned or was terminated	Effective Date of Change

CHECK HERE ☐	Change in Position / Title

	Position — identify the title or position(s) formerly held by the individual and the one now held by that individual	Effective Date of Change

OLD POSITION(S)

NEW POSITION(S)

For Non-Exempt Company:

Has a Personal Information Form been filed with TSX? ☐ YES ☐ NO	DATE FILED

Filed on behalf of the Company by:
(please enter name and direct phone or email)

NAME PHONE/EMAIL DATE	Jane M. Coull, Assistant Secretary 403-691-3456, jane.coull@shell.ca 2003-03-05